THE MARSICO INVESTMENT FUND

            POLICIES FOR CONSIDERATION OF BOARD MEMBER CANDIDATES


Pursuant to the Charter of the Nominating Committee of The Marsico Investment Fund (collectively, the "Nominating Committee" of the "Trust"), the Nominating Committee is charged with evaluating the qualifications of candidates to serve on the Trust's Board of Trustees ("Board") and with selecting and nominating members of the Board who are not "interested persons" of the Trust, as that term is defined in the Investment Company Act of 1940, as amended ("1940 Act") ("Independent Trustees"). These Policies shall apply to the Nominating Committee's consideration of Board member candidates.

QUALIFICATION OF CANDIDATES
---------------------------

In assessing the qualifications of a candidate for membership on the Board, the Nominating Committee may consider the candidate's potential contribution to the operation of the Board and its committees, and such other factors as it may deem relevant. The Nominating Committee may solicit suggestions for nominations from any source it deems appropriate. The Nominating Committee also may engage independent consultants, as it deems necessary or appropriate, for the purpose of making recommendations concerning Board member candidates. All qualified candidates will be given appropriate consideration by the Nominating Committee.

No person shall be qualified to be a Board member unless the Nominating Committee, in consultation with legal counsel, has determined that such person, if selected or elected as a Board member, would not cause the Trust to be in violation of, or not in compliance with: (a) applicable law, regulation or regulatory interpretation; (b) the Trust's organizational documents; or (c) any policy adopted by the Board regarding either the retirement age of any Board member or the percentage of the Board that would be composed of Independent Trustees. In addition, no person may be nominated to the Board who has violated any provision of the U.S. federal or state securities laws, or comparable laws of another country.

NOMINATIONS FROM SHAREHOLDERS
-----------------------------

While the Nominating Committee is solely responsible for evaluating, selecting and nominating candidates to serve on the Board, the Nominating Committee may consider nominations from shareholders of the Trust. Shareholders may submit for the Nominating Committee's consideration recommendations regarding potential candidates for service on the Board. Each eligible shareholder may submit no more than one candidate each calendar year.

In order for the Nominating Committee to consider submissions from shareholders, the following requirements must be satisfied regarding the candidate:

(a) The candidate must satisfy all qualifications provided herein, in the Trust's organizational documents, and applicable law, including qualification as a possible Independent Trustee if the candidate is to serve in that capacity.

(b) The candidate may not be the nominating shareholder or a member of the immediate family of the

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      nominating shareholder.(1)

(c) Neither the candidate nor any member of the candidate's immediate family may be currently employed or employed within the year prior to the nomination by any nominating shareholder entity.

(d) Neither the candidate nor any immediate family member of the candidate is permitted to have accepted directly or indirectly, during the year of the election for which the candidate's name was submitted, during the immediately preceding calendar year, or during the year when the candidate's name was submitted, any consulting, advisory, or other compensatory fee from the nominating shareholder.

(e) The candidate may not be an executive officer, director (or person fulfilling similar functions) of the nominating shareholder entity, or of an affiliate of the nominating shareholder entity.

(f) The candidate may not control the nominating shareholder entity (or, in the case of a holder or member that is a Trust, an interested person of such holder or member as defined by Section 2(a)(19) of the 1940 Act).

(g) A shareholder may not submit for consideration a candidate which has previously been considered by the Nominating Committee.

In order for the Nominating Committee to consider shareholder submissions, the following requirements must be satisfied regarding the shareholder submitting the candidate:

(a) The Nominating Committee only will consider submissions that are received within the one year immediately preceding the Nominating Committee's consideration of Board member candidates.

(b) Any shareholder submitting a candidate must beneficially own securities of the Trust that are eligible to vote both at the time of submission of the candidate and at the time of the Board member election. In addition, such securities must continue to be held through the date of the meeting. The nominating shareholder must also bear the economic risk of the investment.

Shareholders submitting candidates to the Nominating Committee must substantiate compliance with the above requirements, at the time of submitting the candidate, to the attention of the Trust's Secretary, who will provide all submissions meeting the requirements stated herein to the Nominating Committee. This submission to the Secretary of the Trust must include:

(a)   Contact information for the nominating shareholder;

(b) A certification from the nominating shareholder which provides the number of shares which the person or group has: (i) sole power to vote or direct the vote; (ii) shared power to vote or direct the vote; (iii) sole power to dispose or direct the disposition of such shares; and (iv) shared power to dispose or direct the disposition of such shares.

(c) The candidate's contact information and the number of applicable Trust shares owned by the candidate;

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(1)   The terms "immediate family member" and "control" shall be interpreted in accordance with the federal securities laws.

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(d)   All information regarding the candidate that would be required to be disclosed in solicitations of proxies for elections of Trustees required by Regulation 14A under the Securities Exchange Act of 1934, as amended; and

(e) A notarized letter executed by the candidate, stating his or her intention to serve as a candidate and be named in the Trust's proxy statement, if so designated by the Nominating Committee and the Trust's Board.

It shall be in the Nominating Committee's sole discretion whether to seek corrections of a deficient submission or to exclude a candidate from consideration.

The Board may amend these policies as may be necessary or appropriate from time to time.


Adopted: November 11, 2004